Imperial Oil Limited	Paul A. Smith	Tel. (403) 237-4304
237 Fourth Avenue SW	Controller and	Fax (403) 237-2060
P.O. Box 2480, Station M	Senior Vice-President
Calgary, AB, Canada T2P 3M9	Finance and Administration

November 16, 2006
Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	Imperial Oil Limited Form 10-K for Fiscal Year ended December 31, 2005 Filed March 1, 2006 Form 10-Q for Fiscal Quarter ended March 31, 2006 Filed May 4, 2006 File No. 0-12014
Dear Ms. Davis:
On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filings set forth in your letter of October 20, 2006. We appreciate your agreement to extending the timing of our responses pursuant to the October 25, 2006 letter from Mr. Chris Jeans to yourself. Our responses are numbered to correspond to the numbered comments in your letter.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you desire a clarification of our responses, please direct any questions to Mr. Chris Jeans, Assistant Controller, at 403-237-4515.

Yours truly,

/s/ Paul A. Smith
Attachment

Imperial Oil Limited’s Response to the
Comments Included in the SEC Letter of October 20, 2006
Form 10-K for the year ended December 31, 2005
Financial Statement and Supplementary Data
Result of Operations, page 32
1.	We note your response to prior comment 23 indicating that you do not include costs of your incentive programs within the results of operations for oil and gas producing activities in accordance with paragraph 24 of SFAS 69. Please tell us whether or not compensation to employees, which also receive incentive awards compensation, is included in exploration and production expenses as presented; quantify the incentive award expense attributed to these employees, if any. Additionally, please tell us your accounting policy of how you classify your stock based compensation in your consolidated statement of income. Refer to SAB Topic 14F.

We confirm that the salaries, wages and benefits of employees engaged in oil and gas activities are included in our SFAS 69 disclosure of the results of operations for oil and gas producing activities on page 32 of our 2005 Form 10-K.

We would have attributed after-tax incentive program expenses of Can$18 million, Can$18million and Can$47 million in 2003, 2004 and 2005, respectively, to those employees directly engaged in the natural resources segment.

As indicated in our response to your prior comment number 23, Imperial Oil’s incentive programs are corporate programs. The objective of these programs is to align the interests of employees with the interests of the company’s shareholders, and not the interests of any individual operating segments or activities. As a result of this objective, the programs are standardized for all employee recipients. They are not tailored or adjusted by individual operating segment performance or activities. All employee recipients are treated the same regardless of the activities in which they are engaged. Based on the corporate nature of these programs, the associated incentive program expenses are considered as corporate general expenses and classified as selling and general expenses in the consolidated statement of income. Beginning in our 2006 Form 10-K, we will expand our current disclosure on stock-based compensation in the “Summary of significant accounting policies” footnote to indicate the income statement classification of incentive program expenses.
Net Proved Developed and Underdeveloped Reserves, page 34
2.	We have reviewed your response to prior comment number five. Please expand your disclosure to define the term heavy oil. We note that you also refer to heavy oil as bitumen. Please also expand your disclosure to clarify, if true, that the heavy oil at Cold Lake represents bitumen.

Beginning in our 2006 Form 10-K, we will expand our disclosure of the oil and gas reserves table by adding the following definition, as a footnote, for the column heading “Heavy oil”: “Heavy oil reserves typically are represented by crude oils with a viscosity of greater than 10,000 cP and recovered through enhanced thermal operations. Currently, the company’s heavy oil reserves include reserves attributable to the commercial phases of Cold Lake production operations.” cP stands for centipoise and is a well recognized industry measurement of viscosity. Exhibit 1 (attached) shows a revised table that incorporates the addition.
The response to comments no.3 and 4 is shown after comment no.4
3.	We have reviewed your responses to prior comment numbers eight and nine. As previously requested, please remove the subtotal of “Total before year end price/cost revisions” and include the effect of year end price/costs revisions within the applicable line item. Paragraph 11 of SFAS 69 requires disclosure of significant changes in proved reserves as of the beginning of the year compared to the end of the year. It also requires each significant change to be showed separately with appropriate explanation. The beginning and ending balance of proved reserves is required to be calculated using the respective year-end price. SFAS 69 reserves does not contemplate presentation of an end of year proved reserve subtotal that is calculated on a price that is not the year end price. As such, the presentation of that subtotal appears to represent the disclosure of a measure of reserves that is other than proved and is not permitted by instruction 5 of Item 102 of Regulation S-K.
4.	We have reviewed your responses to prior comment numbers eight and nine. It is our understanding that the purpose of the disclosure required by paragraph 11 of SFAS 69 is to identify and explain the significant changes in the balance of proved reserves at the beginning of the year as compared to the end of the year. It is also our understanding that these beginning and ending proved reserve quantities are required to be calculated using prices and costs as of the respective year-end dates. Please explain why it is appropriate to determine the revision and year end price/cost revisions line items using the same price assumptions used by management which do not appear to be year end price/costs.

As indicated in our response to your prior comment numbers eight and nine, we believe that the form of our disclosure is appropriate given our reporting obligations under Regulation S-K, Item 102, Instruction 5. As disclosed on page 29 of our 2005 Form 10-K, we believe the use of year-end prices introduces short-term price volatility into the reserve estimates of projects that often have production profiles spanning multiple decades. For example, based on December 31, 2005 prices, Cold Lake proved reserves were 567 million oil-equivalent barrels, 329 million oil-equivalent barrels higher than reserves reported based on December 31, 2004 prices. Such swings in reserves, driven by the unpredictable nature of the price on December 31, would need to be clearly explained in accordance with Paragraph 16 of SFAS 69. The method we used to disclose our proved reserves provides investors with both the volumes calculated using year-end prices and the volumes that are relevant to how Imperial Oil manages its investment decisions. We believe this disclosure is useful and important to investors in making informed investment decisions while complying with Securities and Exchange Commission regulations.

Also, we note that the volumes we disclosed were proved reserves based on the price and cost assumptions used by management for capital investment decisions and in the company’s annual planning and budgeting process. SEC Regulation S-X, Rule 4-10, does not require the use of year-end prices in determining proved reserves.
Auditor’s Report, page F-2
5.	We have reviewed your response to prior comment number 13. Please provide us a copy of the audit report from your auditors for 2005 that removes the pages references

A copy of the audit report from our auditors for 2005 that removes the pages references is attached as Exhibit 2.
Note 1 Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-8
6.	We have reviewed your response to prior comment number 18. Please provide us with the disclosure that you intend to include in your Form 10-K.

Beginning in our 2006 Form 10-K, we will modify our disclosure on the accounting policies for the company’s tar sands operation in the “Summary of significant accounting policies footnote” as follows:

“Acquisition costs for the company’s tar sands operation are capitalized as incurred. Exploration costs are expensed as incurred. The capitalization of project development costs begins when there are no major uncertainties that exist which would preclude management from making a significant funding commitment within a reasonable time period. The company expenses stripping costs during the production phase as incurred.

Depreciation of tar sands assets begins at the time when production commences on a regular basis. Assets under construction are not depreciated. Investments in extraction facilities, which separate the crude from sand, as well as the upgrading facilities, are depreciated on a unit-of-production method based on proven developed reserves. Investments in mining and transportation systems are generally depreciated on a straight-line basis over a 15-year life.

Tar sands assets held and used by the company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts are not recoverable. The impairment evaluation for tar sands assets is based on a comparison of undiscounted cash flows to book carrying value.”
Note 2 Business Segment, page F-11
7.	We note your response to prior comment 21 indicating that the operating segments disclosed in the notes of your financial statements are the same as those regularly reviewed by your chief operating decision maker. However, it is unclear whether these internal reviews of operating results of the natural resource segment also include componentized discrete operating results of specific activities within those segments. For clarity, please confirm, if true, that your chief operating decision maker does not also regularly review discrete operating results of bitumen and tar sand operations in order to assess performance and allocate resources, or otherwise advise.

Operating results regularly reviewed by our chief operating decision maker include safety, operational reliability, production volumes, and financial results. The key focus in reviewing these results is to improve performance in all aspects of the business. Some operating results are presented only at the natural resource segment level. Others are at a lower level, including, but not limited to, our heavy oil or tar sands operation level. However, the natural resource segment level is the one common level presented in all the discrete operating results regularly reviewed by our chief operating decision maker.

We also believe that there are other important, relevant factors that support our segmentation at the natural resource level:
(a) Information presented to the company’s board of directors is at the natural resource segment level;
(b) The segmentation at the natural resource level has been the long-standing practice of the company and is broadly understood across the petroleum industry;
(c) The senior vice-president, natural resources is the segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating results for the segment. Managers who are responsible for our heavy oil and tar sands field operations are in the organization of the senior vice-president, natural resources, but they are one more level removed from being a direct report to the senior vice-president, natural resources.

Exhibit 1
Oil and Gas Reserves

	Crude oil and natural gas liquids			Natural Gas
	Conventional	Heavy Oil (1)	Total	Total
	(millions of cubic metres)			(billions of
				cubic metres)
Proved developed and undeveloped reserves (2)
Beginning of year 2004	20	121	141	29

Revisions and improved recovery	1	(3)	(2)	1
(Sale)/purchase of reserves in place	—	—	—	—
Discoveries and extensions	—	—	—	—
Production	(3)	(6)	(9)	(5)

Total before year end price/cost revisions	18	112	130	25
Year end price/cost revisions	—	(75)	(75)	(3)

End of year 2004	18	37	55	22

Remove 2004 year end price/cost revisions	—	75	75	3

Total before 2004 year end price/cost revisions	18	112	130	25

Revisions and improved recovery	(1)	1	—	2
(Sale)/purchase of reserves in place	(2)	—	(2)	—
Discoveries and extensions	—	3	3	—
Production	(3)	(7)	(10)	(5)

Total before 2005 year end price/cost revisions	12	109	121	22
Year end price/cost revisions	1	(21)	(20)	(1)

End of year 2005	13	88	101	21

Revisions and improved recovery (Sale)/purchase of reserves in place Discoveries and extensions Production

Total before 2006 year end price/cost revisions

Year end price/cost revisions

End of year 2006

(1) Heavy oil reserves typically are represented by crude oils with a viscosity of greater than 10,000 cP and recovered through enhanced thermal operations. Currently, the company’s heavy oil reserves include reserves attributable to the commercial phases of Cold Lake production operations.
(2) Proved developed and undeveloped reserves reported on this table represent net reserves. Net reserves are the Company’s share of reserves after deducting the shares of mineral owners or governments or both. All reported reserves are located in Canada. Reserves of natural gas are calculated at a pressure of 101.325 kilopascals absolute at 15 degrees Celsius.

Exhibit 2
Report of Independent Registered Public Accounting Firm
To the Shareholders of Imperial Oil Limited
We have completed an integrated audit of Imperial Oil Limited’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on Imperial Oil Limited’s 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting at December 31, 2005, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Imperial Oil Limited and its subsidiaries at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
(2)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Accountants
Toronto, Ontario, Canada
February 27, 2006
(3)